EXHIBIT 99.5

Mogo Announces Second Quarter 2018 Financial Results

Core revenue grows 64% year over year

Subscription & Services revenue grows 105% year over year and represents 50% of core revenue

Record total revenue of $15.4 million

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, August 8, 2018 – Mogo Finance Technology Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the second quarter ended June 30, 2018.

“This was a milestone quarter for the company that clearly demonstrates the power of our platform and our ability to drive strong financial results,” said David Feller, Mogo’s Founder and CEO. “We now offer six financial products that tie together in one digital, mobile-first experience to help consumers get financially healthy, and we continue to introduce new features and functionality to enhance the value proposition of the Mogo platform to members. As we introduce new products, we increase our total addressable market and open up valuable new revenue streams. While these initiatives are still in the early stages, as the rapid growth in subscription and services revenue underscores, we are having early success in cross-selling new products and premium account features to our fast-growing member base.”

“Our core revenue increased by 64% and showed accelerating growth for the fifth quarter in a row primarily driven by strong growth in our subscription and services revenue, which increased 105% from the prior year period as we continued to increase the penetration of our new products and premium account options within our member base,” said Greg Feller, President & CFO. “We also reached a significant milestone this quarter, with subscription and services revenue now comprising 50% of our core revenue. Given the massive market opportunity in front of us and our leadership position, we will continue to invest in our platform as well as new features and products to drive continued strong growth over the long term.”

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Second-Quarter Financial Highlights

•	Record total revenue of $15.4 million, up 34% from $11.5 million in the second quarter of 2017.

•	Core revenue, which excludes loan fees related to the Company’s legacy short-term loan product, increased by 64% to $11.6 million, up from $7.1 million in the comparable quarter in 2017, representing the fifth sequential quarter of accelerating core revenue growth.

•	Subscription and services revenue grew by 105% in the second quarter of 2018 and now represents 50% of core revenue.

•	Gross profit increased 29% to $9.9 million (64% of revenue), compared with $7.7 million (66% of revenue) in the second quarter of 2017.

•	Adjusted EBITDA increased 255% to $0.7 million, versus the comparable period a year ago, representing the Company’s eighth consecutive quarter of positive adjusted EBITDA.

•	Adjusted net loss for the first quarter of 2018 was $5.2 million, compared with $4.3 million in the same quarter in 2017.

•	Net loss for the second quarter of 2018 was $6.1 million, or $0.27 per share, compared with $5.3 million, or $0.29 per share, for the second quarter of 2017.

•	At June 30, 2018, the Company had $30.6 million in cash and up to an additional $184 million, upon certain conditions, from undrawn facilities available to support future growth.

Second-Quarter Business Highlights

•	Extended the term of the strategic marketing collaboration agreement with Canada’s largest news media company, Postmedia, for an additional two years, to the end of 2020, with an additional minimum media value of $30 million over those two years for fixed quarterly payments of $525,000.

•	Increased members to 654,000 at quarter end, a 49% increase over the second quarter of 2017.

•	Ongoing enhancements to mobile-first digital account and user experience with continued focus on making it easier for consumers to manage their financial health.

•	Commenced trading on the NASDAQ Capital Market under the symbol “MOGO”.

•	Added former HSBC executive, Matthew Bosrock, to board of directors.

•	Subsequent to quarter end, launched all products in Nova Scotia and expanded MogoMortgage offering to consumers in Manitoba, New Brunswick, Prince Edward Island and Newfoundland.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q2 2018 financial results at 5:00 p.m. EDT on August 8, 2018. The call will be hosted by David Feller, Founder & CEO, and Greg Feller, President & CFO. To participate in the call, dial (416) 764-8688 or (888) 390-0546 using the conference ID 47568916. The webcast can be accessed at http://bit.ly/2zTcyUX or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

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1) Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including core revenue (total revenue excluding loan fees), contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, charge-off rate, average revenue per member (ARPM), Core ARPM, and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Quarter Ended June 30, 2018 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2018 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 6, 2018 which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver multiple financial products within the Mogo ecosystem through an increasingly subscription-based model. With more than 650,000 members and growing, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

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